UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 6, 2004

AssistGlobal Technologies Corp.

 (Translation of registrant's name into English)

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   X

No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-3679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AssistGlobal Technologies Corp.

(Registrant)

"Sokhie Puar"

Date:   December 6, 2004

_________________________________

Mr. Sokhie Puar, Director

ASSISTGLOBAL TECHNOLOGIES CORP.

Interim Financial Statements

Nine months ended September 30, 2004 and 2003

(Unaudited - Prepared by Management)

ASSISTGLOBAL TECHNOLOGIES CORP.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181   Fax (604) 682-4768

e-mail: info@assistglobal.com  website: www.assistglobal.com

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Consolidated Balance Sheets

September 30, 2004 and December 31, 2003

(Expressed in Canadian Dollars)

(Prepared by Management)

	September 30, 2004	December 31, 2003

Assets

Current assets:
Cash and cash equivalents	$ 1,751	$ 77,700
Accounts receivable	122,079	123,883
Prepaid expenses	13,638	23,420
	207,468	225,003

Property & equipment (Note 4)	83,473	43,527

Intangible assets (Note 3(f))	1	1

	$ 290,942	$ 268,531

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 110,504	$ 254,466
Demand loan (Note 5)	100,000	100,000
Unearned revenue	14,032	69,890
Capital lease obligations, current portion	21,895	11,110
	246,431	435,466

Capital lease obligations, net of current portion (Note 6)	9,772	7,845

Promissory notes payable, shareholders (Note 7)	50,000	50,000
	306,203	493,311

Shareholders' equity:
Share capital (Note 8)	1,013,279	553,180
Additional paid-in capital	551,159	280,276
Deficit	(1,579,699)	(1,058,236)
	(15,261)	(224,780)

	$ 290,942	$ 268,531

See accompanying notes to consolidated financial statements.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Consolidated Statements of Operations and Deficit

For the nine months ended September 30, 2004 and 2003

(Expressed in Canadian Dollars)

(Prepared by Management)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

Revenues	$ 173,021	$ 37,636	$ 547,744	$ 314,613
Direct costs	128,671	28,594	412,968	202,124
	44,350	9,042	134,776	112,489

Expenses:
Advertising and promotion	2,866	11,744	23,664	18,803
Amortization	3,180	6,009	7,337	17,785
Bank charges and foreign exchange	9,596	800	10,390	2,629
Consulting and management fees	60,048	50,309	157,547	88,085
Office and administration	8,159	19,586	27,094	55,645
Professional fees	11,106	20,441	51,088	47,070
Regulatory and transfer agent fees	4,657	7,256	16,739	7,256
Rent	8,903	-	27,765	-
Stock based compensation	161,294	-	270,883	-
Telephone	2,238	-	8,618	-
Travel	3,641	-	27,447	-
Wages and benefits	10,514	102	26,871	10,164
	286,202	116,247	655,443	247,437

Operating loss	241,852	107,205	520,667	134,948

Interest and other income	(169)	(4,487)	(456)	(4,487)
Loss on disposal of property and equipment	-	-	1,252	-

Net loss for the period	241,683	102,718	521,463	130,461

Deficit, beginning of period, as previously reported	1,338,016	306,592	826,260	278,849
Adjustment to reflect change in accounting for employee stock options (note 3(j))	-	-	231,976	-
Deficit, beginning of period, restated	1,338,016	306,592	1,058,236	278,849
Deficit, end of period	$ 1,579,699	$ 409,310	$ 1,579,699	$ 409,310

Loss per share Weighted average number of shares outstanding	$ 0.01 17,423,343	$ 0.01 13,191,495	$ 0.03 17,204,657	$ 0.02 6,255,216

See accompanying notes to consolidated financial statements.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Consolidated Statements of Cash Flows

For the nine months ended September 30, 2004 and 2003

(Expressed in Canadian Dollars)

(Prepared by Management)

	Three months ended September 30,		Ninemonths ended September 30,
	2004	2003	2004	2003

Cash provided by (used in):

Operating activities:
Net loss for the period	$ (241,683)	$ (102,718)	$ (521,463)	$ (130,461)
Items not involving cash:
Amortization	3,180	6,009	7,337	17,785
Stock-based compensation (note 8(c))	161,294	-	270,883	-
Loss on disposal of property and equipment	-	-	1,252	-
Change in non-cash operating working capital:
Accounts receivable	(11,249)	41,248	1,803	46,578
Prepaid expenses	(176)	-	9,782	-
Accounts payable and accrued liabilities	(1,890)	(61,703)	(143,962)	(47,820)
Deferred revenue	(18,015)	-	(55,858)	3,200
	(108,539)	(117,164)	(430,226)	(110,718)

Investing activities:
Purchase of property and equipment	(15,053)	-	(48,535)	(5,731)
Cash acquired upon the reverse takeover of Aslobal Technologies Corp.	-	2,379	-	2,379
	(15,053)	2,379	(48,535)	(3,352)

Financing activities:
Common stock issued for cash, net of issuance costs	-	315,800	127,600	315,800
Common stock issued on exercise of options	-	-	332,500	-
Obligations under capital leases	7,439	-	12,712	-
Repayment to a related party	-	(128,554)	-	(128,554)
	7,439	187,246	472,812	187,246

Increase (decrease) in cash and cash equivalents	(116,153)	72,461	(5,949)	73,176

Cash and cash equivalents, beginning of period	187,904	6,571	77,700	5,856

Cash and cash equivalents, end of period	$ 71,751	$ 79,032	$ 71,751	$ 79,032

See accompanying notes to consolidated financial statements.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Notes to Consolidated Financial Statements

For the nine months ended September 30, 2004 and 2003

(Expressed in Canadian Dollars)

(Prepared by Management)

1.

Nature of business

The Company develops, sells, hosts and supports project and facility management software and provides other custom application solutions globally. The main proprietary line Microview FM is designed for use on PDA's. It records and updates facilities data on the spot for large-scale reorganizations, employee moves, inventory, maintenance and inspection activities.

2.

Reverse acquisition of Assistglobal.com Communications Inc. and name changes

These consolidated financial statements are the continuing financial statements of AssistGlobal Inc. (formerly AssistGlobal.com Communications Inc.) ("ACI"), a company incorporated under the Canada Business Corporations Act. On July 6, 2003, ACI was recapitalized and acquired IGN Internet Global Network Inc. ("IGN"), an inactive Canadian corporation which traded on the Over-The-Counter Bulletin Board.

Pursuant to the terms of a Share Exchange Agreement dated July 6, 2003 between ACI, the Company and the shareholders of ACI, the shareholders of ACI agreed to exchange all of their shares of ACI for shares of IGN. On closing of the Share Exchange Agreement on July 6, 2003, IGN acquired all of the issued and outstanding shares of ACI by issuing 10,350,000 post consolidated common shares of IGN to the shareholders of ACI. As a result of this transaction, the shareholders in ACI acquired control of IGN. In addition, the Company issued 750,000 common shares as a finder's fee for the acquisition.

On September 9, 2003, a special shareholders' resolution was passed to change IGN's name to AssistGlobal Technologies Corp. ("ATC").

These consolidated financial statements are issued under the name of the legal parent ATC but are considered a continuation of the consolidated financial statements of the legal subsidiary, ACI.

3.

Summary of significant accounting policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Outlined below are those policies considered particularly significant by the Company.

(a)

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, AssistGlobal Inc., AssistGlobal USA Inc., Microview Information Systems Inc. and G & S CAD Solutions Ltd., and the results of their operations from the dates of acquisition. All material intercompany transactions and balances are eliminated on consolidation.

(b)

Accounting estimates

The preparation of financial statements in accordance with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses for the reporting period. Actual results could differ from those estimated by management.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Notes to Consolidated Financial Statements

For the nine months ended September 30, 2004 and 2003

(Expressed in Canadian Dollars)

(Prepared by Management)

3.

Summary of significant accounting policies, continued

(c)

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

(d)

Deferred finance charges

Deferred finance charges relating to the Company's capital leases are amortized to interest expense over the terms of the leases.

(e)

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Annual rates of amortization are as follows:

Computer equipment

30%

declining balance

Computer software

50%

straight line

Furniture and fixtures

20%

declining balance

In the year of acquisition, these rates are reduced by one-half.

(f)

Intangible assets

Intangible assets consist of the VAR licence to sell Archibus FM software and is recorded at a nominal $1.

(g)

Revenue recognition

Revenue is recognized when earned. The Company provides turnkey web-hosted applications and sells packaged and custom software products and related consulting services. Software product revenues are recognized upon shipment of the software product only if no significant Company obligations remain, the fee is fixed or determinable, and collection is received or the resulting receivable is deemed probable. Revenue from packaged software products are recorded when the payment has been received and the software has been shipped. Revenue is recognized, net of discount and allowances, at the time of product shipment. Provisions are recorded for returns, concessions, and bad debts and at December 31, 2003 amounted to $NIL. Revenue related to obligations, which include telephone support for certain products, are based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence ("VSOE") when significant. The Company VSOE is determined by the price charged when each element is sold separately. Revenue from non-recurring programming, software engineering fees, consulting service,support arrangements and training programs are recognized when the services are provided.

(h)

Software development costs

Software development costs are capitalized upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors such as anticipated future revenue, estimated economic life, and changes in software and hardware technologies. Capitalizable software development costs have not been significant and accordingly no amounts have been capitalized.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Notes to Consolidated Financial Statements

For the nine months ended September 30, 2004 and 2003

(Expressed in Canadian Dollars)

(Prepared by Management)

3.

Summary of significant accounting policies, continued

(i)

Functional currency

The Canadian dollar is the Company's functional currency. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at year-end. Revenue and expense items are translated at the rate prevailing when they were incurred.

(j)

Stock-based compensation

The Company has a stock option plan, which is described in note 8(c). Effective July 1, 2002, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value based method is to increase net loss by $231,976 for the year ended December 31, 2003 (2002 - $nil), to increase deficit by $231,976 as at December 31, 2003 (2002 - $nil), and to increase contributed surplus by $231,976 as at December 31, 2003 (2002 - $nil).

(k)

Loss per share

Loss per share has been calculated based on the weighted average number of shares outstanding during the periods. Fully diluted loss per share has not been presented as it would be anti-dilutive.

4.

Property and equipment

		Accumulated	September 30,	December 31,
	Cost	Amortization	2004	2003

Computer equipment	$87,766	$23,843	$63,923	$33,046
Computer software	47,531	37,801	9,730	1,932
Furniture and fixtures	15,172	5,352	9,820	8,549

	$150,469	$66,996	$83,473	$43,527

Included in property and equipment are assets acquired under capital leases with a cost of $34,514 (December 31, 2003 - $22,220).

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Notes to Consolidated Financial Statements

For the nine months ended September 30, 2004 and 2003

(Expressed in Canadian Dollars)

(Prepared by Management)

5.

Demand loan

The demand loan is unsecured, non-interest bearing with no fixed terms of repayment.

6.

Capital lease obligations

The Company has entered into lease agreements to acquire computer equipment. The liability recorded under the capital leases represents the minimum lease payments payable net of imputed interest at an average rate of 28.37% per annum and is secured by computer equipment owned by the Company.

The Company's obligation under the capital leases consists of:

	September, 2004	December 31, 2003

Minimum lease payments payable	$37,495	$24,683
Less: portion representing interest to be recorded over
the remaining term of the leases	5,828	5,728

	31,667	18,955
Less: current portion	21,895	11,110

Long-term portion	$9,772	$7,845

Future minimum annual lease payments payable under the capital leases are as follows:
Year ending:
2004	$7,110	$14,461
2005	24,200	10,222
2006	6,185	-
	$37,495	$24,683

7.

Promissory notes payable, shareholders

The promissory notes payable to certain shareholders are unsecured, non-interest bearing and are repayable within 30 days of the Company receiving a single financing with a value of not less than $3,000,000. The shareholders have agreed to extend the repayment date to January 1, 2005.

8.

Share capital

(a)

Authorized

150,000,000

common shares without par value

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Notes to Consolidated Financial Statements

For the nine months ended September 30, 2004 and 2003

(Expressed in Canadian Dollars)

(Prepared by Management)

8.

Share capital, continued

(b)

Issued and fully paid

	Number of shares	Stated value

Balance at September 30, 2003	8,188,780	$13,503,911
Share consolidation 3:1	(5,459,187)	-
Common shares issued for shares of AssistGlobal Inc.
(including 750,000 shares issued as a finder's fee)	11,100,000	(13,503,911)
AssistGlobal Inc. shareholder deficiency acquired on
reverse acquisition	-	177,380
Issue of common shares for cash	1,973,750	315,800
Stock options exercised	200,000	60,000

Balance at December 31, 2003	16,003,343	553,180
Stock options exercised	1,000,000	332,500
Private placement	420,000	137,392
Share issuance costs	-	(9,793)
Balance at September 30, 2004	17,423,343	$1,013,279

During the period ended September 30, 2004, the Company completed a non-brokered private placement of 420,000 units at a price of US$0.25 per unit for total gross proceeds of US$105,000 or CAD$137,392. Each unit is comprised of one common share without par value in the share capital of the Company and one non-transferable share purchase warrant ("Warrant"). Each Warrant entitles the holder to purchase one additional common share at a price of US$0.35 per share for twelve months expiring April 6, 2005 and $0.45 US per share for a further period of six months to a maximum of eighteen months expiring October 6, 2005.  A commission of $9,793 was paid on a portion of the private placement.

During the period, an aggregate of 1,000,000 stock options were exercised at a price of US$0.25 per share for gross proceeds of US$250,000 or CAD$332,500, and 1,000,000 common shares were issued.

(c)

Stock options

The Company maintains a fixed stock option plan that enables it to grant options to its directors, officers, employees and other service providers. Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options. A summary of the status of the options outstanding and exercisable follows:

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Notes to Consolidated Financial Statements

For the nine months ended September 30, 2004 and 2003

(Expressed in Canadian Dollars)

(Prepared by Management)

8.

Share capital, continued

(c)

Stock options, continued

							Weighted average
-	-	-	-	Number of shares	-	-	exercise price
Balance at September 30, 2003				1,011,000			$0.10
Consolidation 3:1				(674,000)			0.10
Exercised				(200,000)			0.30
Cancelled				(78,667)			0.30
Granted				1,330,000			0.39

Balance at December 31, 2003				1,388,333			0.39
Granted				2,550,000			0.26
Exercised				(1,000,000)			0.33
Cancelled				(332,333)			0.39

Balance at September 30, 2004				2,606,000			$0.29

As at September 30, 2004, the following stock options were outstanding:

		Number				Number
		outstanding at				exercisable at
Exercise price		September 30, 2004		Expiry date		September 30, 2004

$0.30		56,000		January 25, 2007			56,000
$0.39 ($0.30 US)		1,000,000		December 9, 2008			1,000,000
$0.33 ($0.25 US)		200,000		January 16, 2009			200,000
$0.20 ($0.15 US)		1,350,000		August 25, 2009			1,350,000

		2,606,000					2,606,000

During the nine months ended September 30, 2004, under the fair-value-based method, $270,883 (2003 - $nil) in compensation expense was recorded in the statements of operations and deficit for stock options granted to directors and a consultant.

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Risk free interest rate	2.58%	-%
Expected dividend yield	-%	-%
Stock price volatility	127%	-%
Expected life of options	3 years	-

The weighted average fair value of options granted during the six months ended September 30, 2004 is $0.14 (2003 - $nil).

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Notes to Consolidated Financial Statements

For the nine months ended September 30, 2004 and 2003

(Expressed in Canadian Dollars)

(Prepared by Management)

8.

Share capital, continued

(d)

Warrants

As at September 30, 2004, the Company had the following warrants outstanding entitling the holder to purchase one common share of the Company as follows:

Number	Exercise	Expiry
of shares	Price	Date
420,000	US$ 0.35	April 6, 2005
	US$ 0.45	October 6, 2005

9.

Financial instruments

(a)

Fair values

The carrying amounts of cash and cash equivalents, accounts receivable, unearned revenue, accounts payable and accrued liabilities, demand loan and capital leases approximate their fair values due to the short-term maturity of these instruments.

(b)

Credit risk

Credit risk reflects the risk that the Company may be unable to recover contractual receivables. The Company sells its products to customers in Canada and the United States. One customer represents approximately 23% of the accounts receivable balance. The Company employs established credit approval policies to mitigate this risk.

(c)

Currency risk

Foreign currency risk reflects the risk that the Company's net assets will be negatively impacted due to fluctuations in exchange rates. The Company has not entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations. At September 30, 2004, cash and cash equivalents include a balance of US$2,905 (December 31, 2003 - US$(12,354)), accounts receivable of US$57,015 (December 31, 2003 - US$34,294) and accounts payable of US$21,854 (December 31, 2003 - US$22,472).

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Notes to Consolidated Financial Statements

For the nine months ended September 30, 2004 and 2003

(Expressed in Canadian Dollars)

(Prepared by Management)

10.

Related party transactions

		September 30,		December 31,
		2004		2003
Management and consulting fees paid to officers and directors
of the Company and / or companies controlled by them		$121,730		$121,277

Sales to a company controlled by a director of the
Company	US$	250		$22,500

Amounts included in accounts receivable due from a
company controlled by a director of the Company	US$	1,711	US$	1,141

Amounts included in accounts payable due to companies
controlled by/or with common directors of the Company		$-		$64,900

11.

Commitments

Under the terms of management and consulting services agreements with companies controlled by officers and directors of the Company, the Company will be required to make annual management and consulting payments as follows:

2004	$48,750
2005	195,000
2006	145,000

$388,750

12.

Segmented information

The Company operates primarily in the facilities and project management industries. All of the Company's assets and employees are located in Canada.

13.

Risks and uncertainties

The Company's future operating results may be affected by a number of factors. The Company is dependent upon a number of major suppliers. If a critical supplier had operational problems or ceased making services or software available to the Company, operations could be adversely affected. In particular, hosting services are purchased from one supplier.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the nine months ended September 30, 2004

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion & Analysis

September 30, 2004

This Management Discussion and Analysis ("MD&A") of AssistGlobal Technologies Corp. (formerly IGN Internet Global Network Inc.) ("AssistGlobal" or the "Company") has been prepared by management as of November 26, 2004 and should be read in conjunction with the unaudited interim financial statements and related notes thereto of the Company for the nine month period ended September 30, 2004 and 2003 and the audited financial statements and related notes thereto of the Company, as at and for the years ended December 31, 2003 and 2002, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Over-all Performance

The performance of the Company for the nine months ended September 30, 2004 reflects the formal launching of MicroView FM 2.65 to industry professionals at the World Workplace Conference in Salt Lake City October 18-21, 2004.  Also, at the Archibus International User's Conference held April 19-21, 2004 in Boston, Mass., dealers were able to view the new product through a presentation and workshop held privately, prior to the conference. All dealers with clients currently owning a version of MicroView FM were made aware of the opportunity to upgrade their clients.  This fully updated version of the mobile technology includes many improvements to existing MicroView functionality as well as a host of new features including Inspections and Surveys for Condition Assessment and Parts Inventory Management.  Orders are now being shipped worldwide.

The new features include new functionality within the building operations and condition assessment activities.  Also included are significant improvements to the overall usability of all modules and enhancements designed to take advantage of new features within the latest ARCHIBUS/FM release.

During the period, the Company continued it's introduction of MicroView Parking ManagerTM, a groundbreaking tool that will maximize parking revenues and streamline operations for any business which manages large-scale parking operations.  The Beta testing phase of this product is now completed through the participation of the British Columbia Institute of Technology which has offered valuable feedback to the Company for the final product enhancements.

MicroView Parking ManagerTM delivers powerful desktop and handheld tools with a broader range of functions than other traditional technologies. Parking passes, lot capacities, pass history, violations, tickets and waiting lists can all be managed through this innovative technology and in concert with existing enterprise information built on ARCHIBUS FM. This technology can also be expanded through optional tools for MicroViewTM handheld computers.

The Company has actively participated in marketing events during the last three quarters that have highlighted AssistGlobal's hosting capabilities for Primavera software for Project Management.  This

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion & Analysis

September 30, 2004

represents a new revenue stream for the Company with new clients, Excel Energy of Minneapolis, MN, Ledcor Group of Vancouver, BC, Stuart Olsen Construction of Vancouver, BC, and Ameren UE of Missouri, MN.  The hosting revenue generated during the nine-month period ending September 30, 2004 was $168,721 with most contracts contributing to re-occurring monthly revenue.

The Company achieved further sales of its MicroView software products and hosting services to the healthcare sector.

Two significant local regions, South Fraser Health Authority and Vancouver Coastal Health Authority and one significant non-local region, Children's Hospital of Philadelphia, PA, have signed contracts adding to a list of impressive recent agreements.   The Company continues to aggressively pursue new business within the other three healthcare regions of British Columbia through the leveraging of business relationships with companies already positioned with active on-going contracts in these regions.

Other healthcare facilities using AssistGlobal products and services include: V.A. Medical Center (Los Angeles, CA), City of Hope (Los Angeles, CA), V.A. Medical Center (Salt Lake City, UT), Hershey Medical Center (Hershey, PA), Cedar Sinai Hospital (Los Angeles, CA), Santa Clara Valley Health & Hospital System (Santa Clara, CA), Mercy Health Partners (U.S.A.), Blue Cross Blue Shield (North Carolina) and Brigham & Women's Hospital (Boston, MA).

Budget restraints for most hospitals have forced a careful consideration at all levels prior to any purchase decisions. AssistGlobal solutions favor a progressive, proactive approach to the management of healthcare facilities and operations.  The Company works with healthcare professionals to streamline workflow, eliminate redundancies and provide better access to their information.  The results are solutions that provide healthcare managers with measurable improvements to their operations.

The project and facilities management industry is witnessing the proliferation of web-based applications.  AssistGlobal anticipates that the trend away from client servers towards web-based applications, will spur changes to software and hosting solutions within the next several years.

During the period ended September 30, 2004, the Company entered into a memorandum of understanding ("MOU"), to acquire Fine Arts and Software Inc. ("FAS") of Philadelphia, PA., USA.

Pursuant to the MOU, the Company will issue up to 2,160,000 common shares ("Purchase Price") of its common stock to the sole shareholder of FAS, Howard Shotz.  The Purchase Price will vest in three tranches. The first tranche of 720,000 common shares of the Company will be issued to FAS upon the signing of a definitive agreement. The second tranche of 720,000 common shares of the Company will be issued to FAS after 12 months from the date of the definitive agreement and the third tranche of 720,000 common shares of the Company will be issued to FAS after 24 months from the date of the definitive agreement. Both the second and third tranches of shares are also subject to FAS having met certain financial performance measures.

History and Overview

AssistGlobal was incorporated by registration of its memorandum and articles under the laws of the Province of British Columbia on September 15, 1987, under the name "Grand Resources Inc."  The

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion & Analysis

September 30, 2004

Company changed its name from "Grand Resources Inc." to "Bay Street Ventures Inc." effective November 18, 1987.  The Company changed its name from "Bay Street Ventures Inc." to "Cenco Petroleum Ltd." effective September 20, 1991.  The Company changed its name from "Cenco Petroleum Ltd." to "IGC Internet Gaming Corporation" and subdivided its share capital on a 1.5 new shares for 1 old share basis effective August 7, 1996.  The Company changed its name from "IGC Internet Gaming Corporation" to "IGN Internet Global Network Inc." effective November 21, 1996.  The Company changed its name from "IGN Internet Global Network Inc." to "AssistGlobal Technologies Corp." and consolidated its share capital on a 1 new share for 3 old shares basis effective September 23, 2003.

The Company's common shares had been listed on the TSX Venture Exchange (formerly Canadian Venture Exchange) (the "Exchange") since September 28, 1993 (trading symbol "IGN").  As of November 19, 1997, the Company's common shares received clearance for an unpriced quotation on the OTC Bulletin Board by the NASD Regulation, Inc. in the United States under the trading symbol "IGNIF".  Effective January 30, 1998, the Company's common shares commenced trading on the Berlin Stock Exchange having a trading symbol "IGN GR".  On July 29, 2003, the common shares of the Company were voluntarily delisted from the Exchange at the request of the Company.  The Company currently trades on the OTCBB Market under the trading symbol "AGBTF" and on the Canadian Trading and Quotation System ("CNQ") under the trading symbol "AGBT.U".  Effective August 30, 2004, the Company's common shares had been listed on the Frankfurt Stock Exchange ("FWB"), an international trading centre, under the symbol "IGN1". The FWB is that is the largest of the eight German stock exchanges and is operated by Deutsche Borse AG.

The Company formerly operated in the internet gaming casino business and had nine subsidiaries and is a discretionary beneficiary of a trust. On April 1, 2001, the Company ceased operations because there was too much competition in the internet casinos market. The Company explored other alternatives, including the divestiture of the casino software and other related components of the Company.  Pursuant to an agreement dated May 20, 2003, the Company sold all of its subsidiaries for cash consideration of $1. The closing of the sale was effective on June 2, 2003.

On July 6, 2003, the Company entered into a definitive acquisition agreement (the "Acquisition Agreement"), with AssistGlobal Inc. (formerly AssistGlobal.com Communications Inc.) ("ACI") and its principal shareholders to acquire all of the issued and outstanding shares of ACI in exchange for the issuance of 10,350,000 post consolidated common shares of the Company at a deemed price of $0.35 per share. The transaction was treated as an exempt take over bid in the Province of British Columbia. As part of the transaction, the Company consolidated its common shares on a 1 new share for 3 old share basis and changed its name to AssistGlobal Technologies Corp.

The Company has two wholly owned subsidiaries, AssistGlobal Inc., incorporated federally in February 2000, and AssistGlobal USA Inc., incorporated in the State of Nevada on September 23, 2003.

At the Company's annual general meeting held on September 9, 2003, Praveen K. Varshney, Geoffrey Dryer, Robert Visser, Sokhie Puar and Catherine Stauber were appointed directors of the Company.  Geoffrey Dryer was appointed as President & Chief Technology Officer, Catherine Stauber was appointed as Chief Executive Officer, Praveen Varshney was appointed as Chief Financial Officer and Peeyush Varshney was appointed Corporate Secretary.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion & Analysis

September 30, 2004

Nature of Business

AssistGlobal Inc. currently has three main areas of revenue: Software sales, Application Hosting and Custom Solutions. AssistGlobal develops and sells a suite of software solutions: MicroView FM and MicroView HVAC & Electrical, Parking Manager and Delivery Manager (currently in its BETA testing stage).  These products are designed as add on modules to ARCHIBUS FM software.  Archibus Inc. is a privately held company in Boston, MA, USA.  Archibus Inc. designs, develops and sells a comprehensive data base system for infrastructure and facilities management.  Facilities and infrastructure management software is designed to aid in the management of a large scale facility or institution by recording the space configuration of each floor combined with the infrastructure (electrical, plumbing, heating, ventilation etc.), that supports the space. It also tracks assets, condition assessment, maintenance and inspections and surveys. AssistGlobal is a reseller of Archibus Inc. software and has a designated local territory of Western Canada and Western USA. AssistGlobal sells its proprietary products as add on modules to Archibus FM through a global network of Archibus business partners.

AssistGlobal's MicroView FM software operates from a mobile, handheld device that is designed to capture the information via a bar code reader on the end of the handheld unit. The information could be space related, asset tracking, work orders for maintenance or an inspection report from field work.  The captured information is then synched into the Archibus data base system.

AssistGlobal provides hosting services in order for customers to outsource Project and Facilities Management software applications. Applications are securely delivered to clients via the internet enabling global access to central data for geographically dispersed companies. AssistGlobal sells its hosting services through Archibus Dealers and Primavera Systems Inc. dealers. Primavera Systems Inc. develops, designs and sells a suite of project management, control and execution software products, through their established worldwide dealer channel. AssistGlobal hosts Primavera software at its B.C. head office.

AssistGlobal also customizes applications of its software to meet its clients' software needs.

Results of Operations

The Company recorded a net loss for the nine months ended September 30, 2004 of $521,463 or $0.03 per share as compared to a net loss of $130,461 or $0.02 per share for the same period in 2003, an increase in net loss of $391,002. The increase in loss was primarily attributable to increased corporate activity as a result of the reverse takeover of ACI. Another factor which impacted the increase in loss for the current period was the change in accounting policy for stock options whereby the Company recorded a compensation expense of $270,883 during the period for stock options granted to directors and consultants under the fair value based method.

The Company's total revenues for the nine months ended September 30, 2004 increased to $547,744 compared to $314,613 for the preceding period, an increase in revenues of $233,131.  Revenues were derived from software sales, hosting services and facilities management services. Sales increased through additional marketing and sales efforts made in the previous quarter. The most significant increase was in software sales where the Company's new MicroView FM version 2.65 was rolled out to the ARCHIBUS FM dealer channel. Upgrades to this version were a new source of revenue for the Company.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion & Analysis

September 30, 2004

AssistGlobal is an authorized dealer for ARCHIBUS FM and sales for this product and support services increased during this quarter due to the closing of sales into the health care sector.

Direct costs increased to $412,968 during the nine months ended September 30, 2004 compared to $202,124 during the same period in the previous year, an increase of $210,844.  Direct cost increase is due to the hiring of a VP of sales and some additional expenses associated with sales.

Over-all general and administrative expenses increased from $247,437 during the nine months ended September 30, 2003 to $655,443 during the nine months ended September 30, 2004, an increase of $408,006.

Consulting and management fees increased to $157,547 for the nine months ended September 30, 2004 compared to $88,085 for the same period in 2003. This increase was the result of a consulting services agreement and a management services contract entered into by the Company with companies controlled by a director and an officer of the Company. The consulting contract for Catherine Stauber was entered into January 01, 2004 for a term of 3 years with annual compensation being $75,000 per year.

During the period, professional fees, regulatory and transfer agent fees increased by $13,501, from $54,326 during the nine months ended September 30, 2003 to $67,827 during the current period. These expenses consisted of all expenditures, including accounting and legal costs, relating to the reverse acquisition of ACI.

Travel, advertising and promotion increased by $32,308, from $18,803 for the nine months ended September 30, 2003 to $51,111 for the nine months ended September 30, 2004, as a result of increased marketing activities for existing product lines, MicroView FM and Hosting Services for Archibus and Primavera software products.  The additional expense was incurred mainly to market the Company's products and services at two high profile conventions, PrimaVera's annual dealer convention in Baja, Mexico, in January and preparation and participation in the April annual International Archibus end user conference in Boston, MA.

Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Total Revenues	Gross Profit	Income (Loss)	Income (Loss) per share
September 30, 2004	$173,021	$44,350	$(241,683)	$(0.01)
June 30, 2004	175,744	(47,540)	(100,574)	(0.01)
March 31, 2004	198,979	137,966	(179,206)	(0.01)
December 31, 2003	336,677	60,634	(165,995)	(0.01)
September 30, 2003	37,636	9,042	(102,718)	(0.01)
June 30, 2003	166,134	20,940	(17,429)	(0.00)
March 31, 2003	110,843	82,507	(10,314)	(0.00)
December 31, 2002	121,155	35,654	(37,927)	(0.00)

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion & Analysis

September 30, 2004

Liquidity and Capital Resources

The Company reported a negative working capital of $38,963 at September 30, 2004 compared to a negative working capital of $210,463 at December 31, 2003, representing an increase in working capital of $171,500. As at September 30, 2004, the Company had net cash on hand of $71,751 compared to $77,700 at December 31, 2003. Financing for the Company's operations was funded primarily from the following non-brokered private placements completed during the period and the prior year in conjunction with the reverse acquisition of ACI.

(a)

A private placement of 1,973,750 common shares at a price of $0.16 per common share for gross proceeds of $315,800; and

(b)

A private placement of 420,000 units at a price of US$0.25 per unit for total proceeds of US$105,000 or CAD$137,392. Each unit consists of one common share and one share purchase warrant of the Company. Each share purchase warrant entitles the holder to purchase one common share at a price of US$0.35 for a period of 12 months expiring April 6, 2005 and at a price of US$0.45 for the next 6 months, to a maximum of 18 months expiring October 6, 2005.

Current assets excluding cash at September 30, 2004 decreased by $11,586 compared to December 31, 2003, which is attributable to a decrease in accounts receivable of $1,804 and in prepaid expenses of $9,782.

During the period, the Company acquired property and equipment for cash consideration of $48,535.

Current liabilities as at September 30, 2004 decreased by $189,035 due to decreases in accounts payable and accrued liabilities by $143,962, unearned revenues by $55,858 and an increase in the current portion of obligations under capital leases by $12,712.

The Company has promissory notes payable of $50,000 to certain shareholders which are unsecured, non-interest bearing and are repayable within 30 days of the Company receiving a single financing with a value of not less than $3,000,000. The shareholders have agreed to extend the repayment date to January 1, 2005.

The following shows the Company's contractual obligations:

Contractual Obligation	Total	Less than 1 year	1-3 years
Capital leases(1)	$31,667	$21,895	$9,772

(1) The Company has entered into lease agreements to acquire computer equipment. The liability recorded under the capital leases represents the minimum lease payments payable net of imputed interest at an average rate of 28.37% per annum and is secured by computer equipment owned by the Company.

Net changes in non-cash working capital balances utilized $188,235 of cash for the nine months ended September 30, 2004, increasing cash utilized in operating activities to $430,226.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion & Analysis

September 30, 2004

During the period, the Company entered into an additional capital lease increasing obligations under capital leases by $12,712 from 18,955 as at December 31, 2003 to $31,667 as at September 30, 2004.

During the period, the Company raised $127,600 through a private placement described above net of share issuance costs and received US$250,000 or CAD $332,500 from the exercise of 1,000,000 stock options at a price of US$0.25 per share.

During the period, the Company granted to officers, directors and consultants 1,200,000 stock options at a price of US$0.25 per share and 1,350,000 stock options at a price of US$0.15 pursuant to its Stock Option Plan. The stock options are exercisable for a period of five years.

Financing for the Company's operations was funded primarily from various private placements described above. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. Although the Company experienced revenue growth during the period, there is no guarantee that it will continue to increase in the future.

The other sources of funds potentially available to the Corporation are through the exercise of 1,586,000 outstanding stock options and 420,000 share purchase warrants. There can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

Transactions with Related Parties

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The Company believes that the terms of the transactions were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

The period end balances referred to below are unsecured, non-interest bearing, without specific terms of repayment and have arisen from the provision of services and loan advances as described.

(1)

Effective August 1, 2003, the Company entered into a Management Services Agreement (the "VCC Agreement") with Varshney Capital Corp. ("VCC"), a private British Columbia company partially-owned by Peeyush Varshney, an officer of the Company, pursuant to which the Company retained VCC to provide management services.  Praveen Varshney is a director of both the Company and VCC.  The VCC Agreement has an initial term of three years with compensation at the rate of $5,000 per month for management services. This agreement expires in August 2008.

During the period, the Company paid $45,000 in management fees to VCC pursuant to the VCC Agreement.

(2)

Effective August 1, 2003, the Company entered into a Consulting Services Agreement (the "SNJ Agreement") with SNJ Capital Ltd. ("SNJ"), a private British Columbia company wholly-owned by Sokhie Puar, a director of the Company, pursuant to which the Company retained SNJ to provide consulting services.  The SNJ Agreement has a term of three years with compensation at the rate of $5,000 per month for management services. This agreement expires in August 2008.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion & Analysis

September 30, 2004

During the period, the Company paid $45,000 in consulting fees to SNJ pursuant to the SNJ Agreement.

(3)

Praveen K. Varshney and Peeyush K. Varshney are directors of Afrasia Mineral Fields Inc. ("Afrasia"). During the period, the Company paid rent to Afrasia of $14,265.  Afrasia is an oil and gas exploration company.

(4)

During the period, the Company received US$250 for software purchases and services from a company controlled by a director of the Company.

(5)

As at September 30, 2004, US$1,711 was due from a company controlled by a director of the Company.

(6)

As of January 1, 2004, the company entered into a consulting agreement with Catherine M. Stauber of 440819 BC Inc. a privately British Columbia company wholly owned by Catherine Stauber, CEO of the Company, pursuant to which the Company retained Catherine Stauber to provide management consulting services for a term of 3 years at an annual compensation rate of $75,000 or $6,250 monthly.  This agreement expires January 01, 2007.

Changes in Accounting Policies including Initial Adoption

Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value based method is to increase net loss by $231,976 for the year ended December 31, 2003 (2002 - $nil), to increase deficit by $231,976 as at December 31, 2003 (2002 - $nil), and to increase contributed surplus by $231,976 as at December 31, 2003 (2002 - $nil).

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion & Analysis

September 30, 2004

Other Requirements

Additional disclosures pertaining to the Company's annual information form, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

Management would like to thank you for your continued support. We look forward to updating the Company's shareholders as opportunities for AssistGlobal progress.

On behalf of the Board of Directors,

"Praveen K. Varshney"

Praveen Varshney

Director

November 26, 2004

SECTION 302 CERTIFICATIONS

I, Catherine Stauber, certify that:

1.

I have reviewed this report for the fiscal quarter ended September 30, 2004 of AssistGlobal Technologies Corp.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statement, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the small business issuer's internal control over financial reporting; and

5.

The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent function):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's control over financial reporting.

"Catherine Stauber"

Date:  November 26, 2004

By: _______________________

Catherine Stauber

Chief Executive Officer

SECTION 302 CERTIFICATIONS

I, Praveen Varshney, certify that:

1.

I have reviewed this report for the fiscal quarter ended September 30, 2004 of AssistGlobal Technologies Corp.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statement, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

e)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual report is being prepared;

f)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

g)

evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

h)

disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the small business issuer's internal control over financial reporting; and

5.

The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent function):

c)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

d)

any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's control over financial reporting.

"Praveen Varshney"

Date:  November 26, 2004

By: _______________________

Praveen Varshney

Chief Financial Officer